Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on February 11, 2026. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com. VOTE BY MAIL * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting to be held on February 13, 2026 at 11:00 AM Singapore Time (February 12, 2026 10:00 PM Eastern Time) at Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting of Shareholders - NetClass Technology Inc DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR" ALL LISTED PROPOSALS. 1. By an ordinary resolution, to approve an increase of the Company’s authorized share capital from US$50,000 divided into 200,000,000 ordinary shares of a par value of US$0.00025 each, comprising (a) 190,000,000 class A ordinary shares of a par value of US$0.00025 each (the “Class A Ordinary Shares”) and (b) 10,000,000 class B ordinary shares of a par value of US$0.00025 each (the “Class B Ordinary Shares”), to US$10,000,000 divided into 40,000,000,000 ordinary shares of a par value of US$0.00025 each, comprising (a) 38,000,000,000 Class A Ordinary Shares of a par value of US$0.00025 each and (b) 2,000,000,000 Class B Ordinary Shares of a par value of US$0.00025 each, with immediate effect (the “Share Capital Increase”). FOR AGAINST ABSTAIN 2. By a special resolution, subject to approval by the shareholders of Proposals One, and entirely conditional upon the effectiveness of the Share Capital Increase, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the third amended and restated memorandum and articles of association (the “Third Amended and Restated M&A”), annexed hereto as Annex A, to reflect the Share Capital Increase, with immediate effect (the “Adoption of the Third Amended and Restated M&A”). FOR AGAINST ABSTAIN 3. By an ordinary resolution, to (a) implement one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares of a par value of $0.00025 each and Class B Ordinary Shares of a par value US$ 0.00025 each, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the board of directors (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the EGM; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations. FOR AGAINST ABSTAIN 4. By a special resolution, subject to approval by the shareholders of Proposal Three, and entirely conditional upon the implementation of a Share Consolidation with the exact consolidation ratio and the effective date of such Share Consolidation as determined by the Board, the Company adopt an amended and restated memorandum and articles of association (the “New M&A”) in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the implementation of such Share Consolidation, to solely reflect such Share Consolidation, so long as it is implemented within two (2) years after the conclusion of the EGM (the “Adoption of New M&A upon Each Share Consolidation”). FOR AGAINST ABSTAIN 5. By an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the EGM, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, Adoption of the Third Amended and Restated M&A, the Share Consolidations, the Adoption of New M&A upon Each Share Consolidation and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”). FOR AGAINST ABSTAIN (PROPOSALS CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

NETCLASS TECHNOLOGY INC EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 13, 2026 AT 11:00 AM SINGAPORE TIME (FEBRUARY 12, 2026, 10:00 PM EASTERN TIME) IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 13, 2026 AT 11:00 AM SINGAPORE TIME (FEBRUARY 12, 2026, 10:00 PM EASTERN TIME) Material for this Meeting is available online at: https://ts.vstocktransfer.com/irhlogin/NETCLASSTECHNOLOGY DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. 6. By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Five (the “Adjournment”). FOR AGAINST ABSTAIN The shareholder(s) hereby appoint(s) Mr. Jianbiao Dai as proxy, with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares and Class B ordinary shares of NETCLASS TECHNOLOGY INC that the shareholder(s) is/are entitled to vote at the extraordinary general meeting of shareholders of Class A ordinary shares and Class B ordinary shares to be held on February 13, 2026 at 11:00 a.m. Singapore Time (February 12, 2026, 10:00 p.m. Eastern Time) in person only at Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE Date Signature Signature, if held jointly ________________ ________________________ ________________________ Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00